CERTIFICATE OF OWNERSHIP AND MERGER
OF
P10 INDUSTRIES, INC.
(a Delaware corporation)
INTO
ACTIVE POWER, INC.
(a Delaware corporation)
It is hereby certified that:
1.    Active Power, Inc., hereinafter sometimes referred to as the “Corporation,” is a corporation of the State of Delaware.
2.    The Corporation is the owner of all of the outstanding shares of the common stock of P10 Industries, Inc., which is also a corporation of the State of Delaware.
3.    On October 27, 2016, the Board of Directors of the Corporation adopted the following resolutions to merge P10 Industries, Inc. into the Corporation:
RESOLVED that P10 Industries, Inc. be merged into this Corporation, and that all of the estate, property, rights, privileges, powers and franchises of P10 Industries, Inc. be vested in and held and enjoyed by this Corporation as fully and entirely and without change or diminution as the same were before held and enjoyed by P10 Industries, Inc. in its name.
RESOLVED that this Corporation shall assume all of the obligations of P10 Industries, Inc.
RESOLVED that this Corporation shall cause to be executed and filed and/or recorded the documents prescribed by the laws of the State of Delaware and by the laws of any other appropriate jurisdiction and will cause to be performed all necessary acts within the State of Delaware and within any other appropriate jurisdiction.
RESOLVED that this Corporation shall change its corporate name to P10 Industries, Inc.
4.    The certificate of incorporation of the Corporation, is to be amended and changed by reason of the merger herein certified by striking out Article 1, thereof, relating to the name of said surviving corporation, and by substituting in lieu thereof the following article:
“1.    The name of the Corporation is P10 Industries, Inc.”
5.    The merger is to be effective upon the filing of this certificate.
Executed on November 21, 2016.
ACTIVE POWER, INC.

By: /s/ Mark A. Ascolese
Mark A. Ascolese, President

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